

LEAVENWORTH ICE RINK - INVESTOR PROSPECTUS

Executive Summary

- **Business Name:** Leavenworth Sport Arena LLC
- **Location:** Leavenworth, WA
- **Business Type:** Seasonal, NHL-regulation outdoor ice rink offering public skating, equipment rentals, ice shows and performances, competitive tournaments, community sports leagues, lessons and private event rentals.
- **Investment Opportunity:** We are seeking an investment total of $2.8 million via a mix of private equity investment and crowd-sourced revenue-share to fund the development of this new ice rink, with projected annual returns of 20% over the next 3 years.
- **Minimum Investment:** To participate as a preferred equity investor, a minimum investment of $250K is required. The total amount of preferred equity to be raised is $2.5M for a 33% stake in the business valued at $7.5M.

Business Overview

- **Concept:** The Leavenworth Ice Rink will deliver the ultimate urban winter experience in the Pacific Northwest. This in-town, NHL-regulation size, outdoor rink will be open 6 months of the year from fall to early spring. The rink will offer a world class ice skating surface with cutting edge refrigeration technology, multiple daily public skating sessions with rentals as well as self-service, app-based access 24/7. Ice Hockey, curling, speed skating and figure skating will be a priority for local and visiting ice sports enthusiasts.

We will offer local leagues, drop-in practice sessions and all levels of instruction for novices, aspiring and accomplished athletes. Regular events such as Oktoberfest on Ice, The Bavarian Winter Holiday Show, figure skating competitions, ice hockey tournaments, expos and other ice sport competitions will be regularly scheduled, to fill the ice time and stadium with participants and spectators.

- **Revenue Streams:**
  - Public skating sessions and rentals
  - Ticketed events
  - Local league and school facility rentals
  - Private events and group facility rentals
  - Ice skating and sports, lessons and camps
  - Concessions (food & beverage sales)
  - Merchandise (skates, apparel, etc.)
  - Paid sponsorships and on-rink advertising

- **Seasonality:** Open from October through March, 24/7, with plans to expand into year-round operations in 2027.

Market Analysis

- **Target Market:** 1.7 million visitors during the operational period of October to March. 125K local community members, corporate events from 100K+ businesses in the greater Seattle Area.
- **Market Demand:** 20% of local and visitor participation (based on a 2015 Feasibility Study), Local survey naming an ice rink as a top 3 request, and the only winter-specific facility requested in the survey
- **Competitive Advantage:**
  - 2 seasons of leased land for a premium in-town location, with very few qualifying lots still available in-town for any potential competitive facility.
  - Community and business support including the Leavenworth Chamber of Commerce, Leavenworth Ski Hill Heritage Foundation, Cascade School District, Cascade Medical Center, Love Leavenworth Vacation Rentals, the Post Hotel, the Enzian Inn, and the Bavarian Inn.
  - Government funded recreational studies supporting ice rink demand, making the Leavenworth Ice Rink the official facility to meet that demand.

Financial Projections

- **Startup Costs:** (including rink construction, equipment, and marketing): $2.8M
- **Annual Revenue (Year 1):** $2.5M
- **Projected Gross Profit (Year 1):** $250K
- **2-Year Revenue Growth Projection:** 20% annually, reaching $3M+ in revenue by the 2027-2028 season.

Future projections are not guaranteed

- **3-5 Year Revenue Growth Projection:** 50% annually (with expansion to year-round), with winter operations ultimately generating $5M per year

Risk Assessment

- **Hiring:** The demand for seasonal employees in Leavenworth is strong and we will compete for employees that have the option to work at local ski areas and other businesses.
- **Weather:** Although snow mitigation and sun shading plans are in place, and a powerful chiller will maintain ice in above-freezing temperatures, extreme weather events could cause disruption to operations.
- **Concentrated Demand Periods:** December sees the most visitors in town, with as much as 15% of the total annual visitors (500K). This requires the optimization of this period as well as the other heavily visited months of October and November.
- **Shoulder Season:** Although Leavenworth is close to capacity year-round, January-March sees less visitors than October-December. This potentially requires the development of ice rink-specific events to draw in additional customers.
- **2 Season Lease:** The landowner has indicated they want the Leavenworth Ice Rink as a permanent fixture because it compliments their long term development plans. The lease, however, is only guaranteed through March 2027 and thus securing this or another property poses a risk of disruption after the first two seasons.

Long Term and Exit Strategy

With expected profits of 20% - 25% per year, the intent is for this ownership group to run the Leavenworth Ice Rink as a profitable, cash flow positive investment that pays out annual dividends to shareholders. A second, expansion round of funding will be pursued within 3-5 years. This will be used to open the facility year-round, secure land ownership or a long-term lease, and purchase additional capital equipment such as restrooms and concessions. After this expansion, the option to sell a percentage of the ownership to a strategic partner will be explored to allow investors to realize capital gains on their original investment.

- **Expected Return on Investment (ROI):** Expected ROI of 100% after the first 3 years.

Future projections are not guaranteed